SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                       __________________________________

                                    FORM N-T

                          Notification of Late Filing
                          ___________________________

                         Commission File Number 0-24217

(Check One)

     Form 10-K and Form 10-KSB

     Form 11-K

     Form 20-F

 [X] Form 10-Q

     Form 10-QSB

     Form N-SAR
_____________________________________

     For period ended: June 30, 1999.
_____________________________________

     Transition Report on Form 10-K and Form 10-KSB

     Transition Report on Form 20-F

     Transition Report on Form 11-K

     Transition Report on Form 10-Q and Form 10-QSB

     Transition Report on Form N-SAR

        For the transition period ended:
_____________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

_____________________________________

PART I
REGISTRANT INFORMATION
_____________________________________

Full name of registrant:
     RIGL Corporation
_____________________________________

Former name if applicable:
     N/A
_____________________________________

Address of principal executive office:
     4840 East Jasmine Street
        Suite 105.
_____________________________________

City, State and Zip Code:
      Mesa, Arizona 85020
_____________________________________

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

 [X]  (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
_____________________________________

PART III
NARRATIVE
_____________________________________

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     (a) The accountant's statement is not completed as a result of the acquisition of Telco Billing, Inc.

     (b) Efforts to submit Form 10-QSB are underway for filing on or before August 30, 1999.

_____________________________________

PART IV
OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

             Mr. William D. O'Neal or Ms. Terri Ellis at(602)654-9646 or rigl@rigl.com.



     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

             [X]  Yes

                  No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

             [X]  Yes

                  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    As a result of the acquisition of Telco Billing, Inc., RIGL Corporation's consolidated earnings for the period ending June 30, 1999, are anticipated to be substantially higher than for the corresponding period in the previous fiscal year.

         RIGL Corporation
         _____________________________________________

        (Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  August 16, 1999
By __________ /s/_____________
   Kevin L. Jones
   President and Chairman of the Board of Directors

Date  August 16, 1999
By __________/s/______________
   William D. O'Neal
   Senior Vice President of Public and
   Investor Relations and Director